12/20

04054203

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Gigante

*CURRENT ADDRESS

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3142 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 1/31/05

we grow as a group

gante bodegagigante supergigante officedepot toks radioshack superprecio pricesmart



annual report 2003

GRUPO GIGANTE

Financial Highlights

(In millions of pesos as of December 31, 2003)

		2002		2003	% Variation
Net Sales	$	32,134.0	$	31,116.6	-3 %
Operating Expenses		5,876.9		5,776.4	-2 %
Operating Income		700.0		791.6	13 %
EBITDA		1,359.4		1,505.9	11 %
Net Income		355.3		314.6	-11 %

hack	superprecio	pricesmart
87	42	3

	2002	2003	% Variation
Earnings per Share	0.37	0.32	-11 %
Common Shares Outstanding	977,447,505	977,447,505	

Consolidated Balance Sheet

(In millions of pesos as of December 31, 2003)

	2002	2003
Assets	23,271.6	22,390.5
Cash and Cash Equivalents	303.4	586.2
Inventories	5,511.6	4,438.2
Others	2,997.0	3,102.9
Fixed Assets	14,459.6	14,263.2
Liabilities and Shareholders' Equity	23,271.6	22,390.5
Trade Accounts Payable	5,572.2	5,221.9
Others	5,214.4	4,798.4
Shareholders' Equity	12,485.0	12,370.2

Letter to our Shareholders

Economic conditions prevailing in Mexico during 2003 contributed to a drop in consumption which—combined with the growth of our main competitors—affected our commercial activities. However, we expect 2004 to be a better year, in view of more positive economic perspectives as well as the progress we have made in terms of efficiency and competitiveness.

In late 2002 and during the entire year of 2003, we focused our efforts on enhanced competitiveness and operating performance, as well as on the intelligent use of our real estate and logistic assets. We continued moving forward with our strategy of servicing different market niches, by developing and consolidating our businesses and joint ventures, in addition to regional expansion.

The commercial strategy for the three traditional self-service store formats—Gigante, Bodega Gigante and Super Gigante—centered on being the best shopping option for consumers. To this end, we further slashed merchandise prices and worked on fine-tuning the carrying out of our sales campaigns. In order to reinforce this decision, we cleared our product catalogs and encouraged the development of category management. Likewise, we substantially improved inventory management, as well as the process of negotiating with and buying from our suppliers, which will translate into increased commercial aggressiveness in 2004.

We are aware of the fact that an attractive commercial strategy is not enough to be profitable and properly meet our customers' demands. This needs to be backed up by an efficient operation at store level, so as to provide our clients with a pleasant shopping experience. We defined an integral operating approach which—among other aspects—involves process reengineering and standardization, reinforcing the logistic and systems infrastructure, as well as conducting new training programs among our store personnel.

Additionally, with the purpose of maximizing the technological investments made in the last few years and contributing to greater operating efficiency, in April 2003 we kicked off the implementation of the *SAP Retail System*—Systems, Applications and Processes. This function will integrate all our technological tools and business processes throughout the value chain, with no interruptions in the flow of information. During 2003, the two scheduled stages were successfully completed: installing the new version in one of our formats, as well as the processes of the Finance & Accounting Departments which will help expedite the administrative process.

The major accomplishments obtained in distribution were the optimum employment of our infrastructure, as well as the development and use of technology. At the close of 2003, our distribution centers achieved 100% of their installed capacity and, from 2004 to 2006 we will make the necessary investments in new centers for perishables and dry goods that will enable us to increase our centralized-distribution capacity.

An essential factor has been the remodeling of our units, thereby enhancing service, functionality, technology and the atmosphere of our different store formats. We are in the process of revising and reinforcing the specific attributes our Gigante stores should have to be more attractive to consumers, and thereby foster customer loyalty and traffic per unit.

Additionally, during the year we strengthened our international strategy. In the case of Gigante USA, we opened four new units, with which we doubled our presence in the area of Los Angeles, California.

As regards Office Depot, we also continued expanding the business by opening 9 stores in Mexico and 4 in Central America. Thanks to the favorable results of the inroads we made into foreign markets, jointly with our US partners we have decided to consolidate Central American markets.

During the year, we have revalidated our expansion commitment with Radio Shack, Inc., by renewing our joint venture agreement. Radio Shack continues to be the leader in its field, and the future plans of this business in Mexico are very promising.

With respect to PriceSmart, we made substantial headway in the process of adapting the format to the specific characteristics of the Mexican market, in addition to consolidating our competitive advantages.

It is also worth mentioning that the operating measures taken in late 2002 and throughout 2003 have made it possible for us to make considerable progress in controlling expenses and reducing shrink, as well as in controlling inventory, which will translate into benefits at Group level in the management of its financial resources.

In 2003 we opened 31 establishments in four countries: 4 Gigante USA units, 5 SuperPrecio, 13 Office Depot, 1 PriceSmart, 5 Radio Shack, and 3 Toks—representing around 3% of the sales floor of 2002. On the other hand, we made the decision to close thirteen units that did not meet our profitability objectives. Five of them were SuperPrecio stores, two Office Depot, two Bodega, three Super Gigante, and one Radio Shack. As a result, the year's investment—mostly in new stores, systems and remodeling—totaled 564 million pesos.

2003 was the first full year of operation for the Gigante Foundation, which helped us to confirm the commitment we undertook with society in general and with our employees. Our efforts were particularly directed towards health, education and the environment. The most noteworthy projects include our support of the "*Teletón 2003*", Mexico City's Chapultepec Zoo, the Universidad Iberoamericana, as well as our participation in the "*Let's Go for Education*" campaign.

Lastly, we wish to thank our customers, suppliers, employees and stockholders for their preference, endeavors and firm commitment to our Company, which is increasingly prepared to offer better services each day and to continue growing profitably.

Ángel Losada Moreno
Chairman



We offer freshness and quality, in addition to discounts on low prices



Our Commercial Strategy

The commercial strategy followed by our three self-service formats during 2003 centered on being the most attractive shopping option for consumers. In order to reach this goal, we continued lowering our already competitive prices, and improving discount and special campaign activities.

Our commercial goal is to be the most attractive shopping option to our customers.

We placed considerable emphasis on the positioning of our special sales days, such as "*Tuesday Market*", "*Grill Friday*" and "*Today Only*", which have been accepted and have been popular among the public.

Additionally, during the year we defined a clear path based on a strategy-management process which includes activities such as: pricing, standardizing commercial processes, applying marketing and advertising, category management, and the development of private-label items.

We likewise reinforced our commercial strategy, with more orientation towards segmentation by region and by store format. The purpose of this decision is to specially cater to the needs of each type of customer, which is why we restructured our commercial division, cleared and adapted our product catalogs, and got closer to our local suppliers to set up alliances that favor the consumer.

Lastly, the progress made in downsizing inventory during 2003 will result in increased flexibility and commercial aggressiveness for 2004. This situation will allow us to offer more innovating products, in addition to sales and discounts that will maximize the benefits received by our clientele while shopping at any of our three self-service formats.

[illegible]	[illegible]	[illegible]
stores	102	102
employees	15,134	14,873
	2002	2003

GIGANTE

Our Operation

During 2003, we continued to target higher productivity per employee and per square foot of sales area. To do so, an integral operating approach was defined, involving—among other elements—process reengineering and standardization, reinforcing the logistics and systems infrastructure, as well as providing new training programs for store personnel. Because we are aware of the role our people play in attaining objectives, one of our priorities will continue to be the personal and professional development of the 36,526 members that make up the Gigante Group.

Our interest in operating efficiency results in customer benefits.

Our ongoing search for greater operating efficiencies—for example, better expense control and shrink reduction—lead to very positive results during the last year. Also, the implementation of technology and the optimization of the use of our distribution infrastructure helped to shorten store-replenishment time and to lower stockout levels, as well as to improve inventory management. These actions translate into direct benefits for our customers, in the way of more attractive prices, in addition to excellent merchandise quality and freshness.

stores	56	[illegible]
employees	6,146	5,740
	2002	2003

Wide assortment of low-priced products



Super Gigante stands for attention, service and products for the most demanding tastes



Our Stores

The strategic and intelligent development of our real-estate assets is essential to achieving customer preference and the profitability objectives we have established.

The quality of our real-estate assets is synonymous with value.

Bearing this in mind, we undertook the process of analyzing and evaluating our properties, in order to optimize the use of space, thereby increasing its value and appeal to our clientele. This involves the efficient use of the already existing specialty shops, generating new spaces, and in general taking advantage of our facilities. Throughout this process, we have worked with different prestigious businesses that are commercially well positioned—such as furniture stores, entertainment services, and construction/decoration-supply centers—to jointly boost customer traffic in our units.

Additionally, as a result of these profitability objectives, we decided to close two Bodega Gigante units in Mexico City, two Super Gigante stores in Monterrey, Nuevo León, and another one in Ensenada, Baja California.

On the other hand, thanks to the acceptance and success of our image-renewal program for the Super Gigante format, we revised and validated the attributes that each of our self-service formats should have, in order to award higher value to each type of client. Consequently, we engaged the service of a group of international consultants to help define and fine-tune the store style and atmosphere that the customers of the Gigante format are looking for. The main goals being pursued are to foster consumer loyalty, increase traffic, and obtain a higher average ticket so as to maximize sales per unit. During the process, the unique characteristics of the Bodega Gigante format were also validated.

	2002	2003
stores	64	61
employees	5,095	4,813

Super Gigante

Gigante USA

2003 was one of the most outstanding years in the history of our US operation. At year-end, the total number of stores was doubled—growing to eight—with a sales floor of 245,351 sq. ft.

The new units are located in Anaheim, Chino, Compton & Gage and Vermont & Slauson, all of which are in the zone of influence of Los Angeles, California.

The opening of four new stores in Los Angeles, California confirmed the wide acceptance of our establishments in this area.

The quality of the facilities of these establishments is superior to that of the first ones, and a wide assortment of merchandise is offered in a more efficiently employed space. To this end, we wish to point out that the new stores required smaller investments and have obtained better results than those of the previous units, which confirms our commitment to increase the business' profitability.

The purchasing power of the eight units made it possible for us to strengthen our business relation with suppliers, resulting in benefits for our customers. Thus the learning process of the last four years—backed up by a larger economy of scale and excellent positioning—enables us to more firmly address the future growth of our business in this area.

GIGANTE USA

In Gigante USA, we
authentically Mexican




Staple items at the lowest price in the market

SuperPrecio

Our goal at SuperPrecio is to offer everyday products at the best price in the market. During 2003, we placed special emphasis on reinforcing the format's ideal characteristics that allow us to meet our goal. We improved merchandise assortment and continued developing exclusive private-label products for SuperPrecio.

Five establishments were opened during the year and we closed another five, based on established profitability criteria. We thereby totaled 42 units and 111,707 sq. ft. of sales area.

SuperPrecio represents the best shopping option for everyday products.

On the other hand, in 2003, we concluded the habilitation of the new point-of-sale terminals which enable us to receive different forms of payment such as electronic coupons, as well as debit and credit cards.

In 2004, we will integrate the logistic process of SuperPrecio to that of our self-service stores, as a result of the installed-capacity growth program of our distribution centers. This will allow us to obtain efficiencies in our cost and expense structure that can be transferred to consumers in the way of better prices and services, and will likewise contribute significantly to the reduction of days of supply and stockout levels. These efforts combined will provide enhanced conditions for further growth and expansion of this format.

SuperPrecio
El Super del Ahorro

Technology

In the Gigante Group, the main purpose of technological progress is to enhance the value of the Company and optimally meet the needs of our patronage.

SAP provides us with technological advantages that are practically unparalleled in the self-service industry.

During the last year, we conducted the first phase of *SAP Retail*, a system that integrates all the technological tools that we already have, as well as all the business processes throughout the value chain, with no interruptions in the flow of information. From suppliers and distribution centers to the stores' sales floor—passing through the Buying, Administrative and Finance Departments—all of these will be incorporated into the system so as to share real-time information.

The entire integration procedure to this system will be carried out in three stages, which involve the Group's three major divisions: Finance & Accounting; Merchandising; and Operations & Logistics. In November 2003, we successfully kicked off the first of these phases.

The primary benefits of implementing *SAP* are: 1) heighten the degree of integration in the supply chain; 2) improve processes and the adoption of best practices; and 3) achieve an easier and more efficiently operated infrastructure.

In addition to its technological nature, this project will have a strategic impact on all levels of the Organization: at the level of senior and middle management—by means of a 360° information system *(Data Warehouse)* for the decision-making process—and at the operating and administrative level—by restructuring, integrating and optimizing all the business' processes. The foregoing will provide us with more accurate knowledge of our clientele, as well as with the desired operating excellence.

Logistics

At the close of 2003, we arrived at 100% of the installed capacity of our eight distribution centers. These facilities have a roofed area of 638,296 sq. ft., and are located in Mexico City; Monterrey, Nuevo Léon; Guadalajara, Jalisco; Tijuana, Baja California; and Mérida, Yucatán—which allows us to service the country's five main regions.

Distribution achievements between 2001 and 2003 essentially focused on the optimum use of real estate, as well as on the development and fine-tuning of the use of technology. This has encouraged the integration of the supply chain by improving connectivity with suppliers and the use of the Automatic Replenishment System.

We have the technology and know-how that are needed to continue increasing our distribution capacity.

As a result of the foregoing, today we have the necessary human and technological resources to further increase the flow of merchandise through our distribution centers. To accomplish this, a single variable will have to be worked on, namely our infrastructure. From 2004 to 2006 we will carry out an expansion plan to double the installed capacity of our facilities. During the first year, the centers of Mexico City and Monterrey, Nuevo León will be expanded; during the second year, those of Guadalajara, Jalisco and Tijuana, Baja California; and during the last year, that of Mérida, Yucatán.

Private Label

The development of private-label products is a priority in Gigante to foster customer satisfaction and loyalty, allowing us to offer high-quality merchandise at lower prices. In 2003, we added 80 new items to our private-label line, which were carefully selected and positioned.

Our private-label items produce loyalty and satisfaction.

However, the most important effort made during the period was the relaunching of over 600 products, in the lead in terms of design, packaging, presentation and image. Our goal for 2004 is to more dynamically encourage the addition of more and improved items of this type.



Our passion is to serve

Toks

The repositioning process in Toks represents a new way of serving our patronage. During the last three years, we have been able to transform our client's experience while visiting our facilities.

Not only did we change the architecture and décor of our units, but also the atmosphere of our restaurants, while enhancing service, the variety of dishes and the selection of raw material. We also know that the success of our business largely depends on the quality of our staff, which is why we put a great deal of effort into making our training programs an ongoing system which is becoming one of our key competitive advantages.

Toks

Our repositioning process in Toks has transformed the restaurant experience.

Thanks to these endeavors, our results surpassed expectations. Both our sales and profits have grown beyond the value of the assets that were invested, and everyday we wait on more customers per unit.

During 2003, we remodeled five establishments, with which we now have sixteen restaurants under the new Toks style. We also opened another three in Toluca, State of Mexico; Puebla, Puebla; and Coacalco in the metropolitan area of Mexico City—totaling a seating capacity of 10,188 in 46 units.

In the future, we will continue to expand our operation, applying the new Toks concept to more establishments. Our aim is to be in closer contact with our clients, so as to become more acquainted with and meet their needs and tastes.

Office Depot

The expansion of our business of selling and distributing office supplies and equipment that distinguishes Office Depot as a leader in Mexico not only refers to the growth in the number of traditional-format stores. In recent years, we have successfully developed and consolidated four extra sales channels, which already account for a significant portion of the Company's sales and constitute a differentiating and avant-garde element in this sector in Mexico.

At the close of 2003, we had two Telemarketing centers specialized in catalog sales; a team of 120 salespeople for the institutional-sales segment; and two sections of sales via Internet, the first of which—*Business Service Division*—supports the corporate-sales channel, making it easier for companies to manage their purchases, and the other, a virtual store where individual consumers can shop and be informed of the different products that we offer.

It is worth mentioning that in 2003, wholesale institutional sales doubled compared with 2001, and represent a market niche with outstanding expansion potential for the future.

Office DEPOT

In Office Depot, we successfully developed and consolidated four extra sales channels.

We have likewise achieved remarkable operating efficiencies in the supply chain, by reducing the number of days of supply as a result of the progress made in our cross-docking, through which 98% of the merchandise sold was distributed by year-end. At the same time, we continued to develop new private-label items.

On the other hand, the market in Mexico presents substantial growth possibilities for traditional-format stores. Proof of this was that, in 2003, nine establishments were opened, including an "Express"-format unit, with which we are present in 41 locations throughout 26 states in the country. We also continued to expand internationally towards Central America, by opening two more units in Guatemala and two in El Salvador—arriving at a total of eight points of sale run in three countries besides Mexico. At year-end, our sales floor totaled 1,614,479 sq. ft., and we had 89 stores in four different countries.



We are leaders in the sale of office supplies and equipment





We offer solutions, in addition to products

Radio Shack

After a growth rate of more than 40% in 2002, during 2003 we focused on reinforcing our objectives and strategic vision, so as to consolidate the new concept of Radio Shack stores.

At Radio Shack, our philosophy is to sell not only products but also solutions that meet the everyday electronic and connection demands of any type of consumer. We master the solutions and know how to give them to our clientele, as a result of our strategy of having highly-qualified and service-oriented personnel.

At Radio Shack, we keep up to date with state-of-the-art technology to take it into Mexican homes.

During this year, we further improved replenishment processes, with the purpose of lowering inventory and increasing the supply of high-turnover merchandise that boosts customer traffic.

At the close of 2003, we opened 5 branches, thereby totaling 87 company-owned units with a sales area of 115,044 sq. ft., in addition to 50 franchises. Radio Shack is present in 28 out of the 32 Mexican states, and will continue expanding.

RadioShack

PriceSmart

At the beginning of 2003, we opened the third store of our membership-club format in the city of Querétaro, with which our total sales area was 142,825 sq. ft.

During PriceSmart's first year of operation, we made substantial progress in the consolidation of our competitive advantages and in the process of adapting the format's characteristics to meet the specific needs and tastes of the Mexican market. For instance, thanks to the unique features of our units, we are able to offer one of the lowest priced memberships in the sector and cater to a niche that does not have access to other membership clubs.

We also fostered innovating services that cannot be found elsewhere, e.g. the permanent line of bulk products such as cereal, detergent and oil, among others. Likewise, we introduced a wide assortment of new merchandise, at better prices and with more accessible packaging.

We work on consolidating our competitive advantages.

To improve commercial and operating efficiency, we shortened supply time so as to curtail stockouts. We likewise strengthened the ties with our suppliers and took advantage of the experience of the management team of the Gigante stores. The goal we pursue is to obtain synergies and mutual support that can be translated into consumer value.

PRICESMART™

Services such as bulk sales are the result of our commitment to the customers

Social Responsibility

For the Gigante Group, social responsibility is present in everything we do. The in-house programs and projects to support the Mexican people in general that were carried out in 2003 by the Gigante Foundation are proof of this conviction. Our efforts were particularly aimed at health, the environment and education.

The most outstanding in-house projects in 2003 include "En Gigante Todos Vemos" ("We Can All See at Gigante"), in which we conducted more than 22,000 eye checkups, giving out—free of charge—13,355 eyeglasses to our employees and family members.

FUNDACIÓN GIGANTE

It is through actions that benefit the community and our employees that we express our social solidarity and commitment.

Likewise, we signed an agreement with the INAPAM (National Senior Citizen Institute), with the purpose of offering opportunities to this population segment to participate in the Company's productive performance.

With respect to our support of society's health in general, the most noteworthy events were the participation of Gigante and Office Depot in "*Teletón 2003*" and the "*TV Azteca Movement*" to aid children with cancer. Important contributions were also made to the Federico Gómez Children's Hospital, as well as direct donations to institutions such as APAC (Association pro People with Cerebral Palsy), gathered by Toks through its campaign "*12 Months, 12 Causes*".

We also participated actively in taking care of our environment, by supporting the preservation of the fauna of Mexico City's Chapultepec Zoo, one of the largest in the country.

Lastly, with regard to education, we wish to stress the support given to the Universidad Iberoamericana, as well as our participation with ANTAD (National Self-service and Department Store Association) in the rounding-off program "*Let's Go for Education*".

Financial Statements 2004


1,352.0
64,332.0
29,656.00
54,993.00+
75,261.00+
63,254.00+
7,536.00+

Examiner's Report

Ernesto Valenzuela Espinoza

To the Stockholders of Grupo Gigante, S. A. de C. V.:

As Company Examiner, in compliance with article 166 of the General Corporate Law and the company bylaws of Grupo Gigante, S. A. de C. V., I submit my report on the truthfulness, adequacy and fairness of the consolidated information which the Board of Directors has furnished to you relative to the progress of the company for the year ended December 31, 2003.

I attended the Stockholders', Board of Directors' and Audit Committee's meetings held, and obtained information from the directors and administrators on those operations, documentation and records, which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting criteria and policies followed by the Company and considered by the administrators to prepare the information which they presented to this meeting, are adequate and sufficient, and were applied consistently with regard to the prior year. Accordingly, such information reflects truthfully, fairly and sufficiently the consolidated financial position of Grupo Gigante, S. A. de C. V. at December 31, 2003, and the consolidated results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Ernesto Valenzuela Espinoza
Examiner

Mexico City, February 27, 2004
(March 5, 2004 with respect to note 17)

Independent Auditor's Report

To the Board of Directors and Stockholders of Grupo Gigante, S. A. de C. V.

We have audited the accompanying consolidated balance sheets of Grupo Gigante, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Deloitte.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Gigante, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

This report and the accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member firm of Deloitte Touche Tohmatsu

C.P.C. Francisco Pérez Cisneros

February 27, 2004
(March 5, 2004 with respect to note 17)

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: + 52 (55) 5080 6001
www.deloitte.com/mx

Consolidated Balance Sheets

December 31, 2003 and 2002. (In thousands of Mexican pesos of purchasing power of December 31, 2003)

Assets	**2003**	**2002**
Current assets:		
Cash and temporary investments	$ 586,224	$ 303,401
Trade accounts receivable	1,982,037	1,972,904
Inventories	4,438,222	5,511,553
Prepaid expenses	331,373	263,330
Total current assets	7,337,856	8,051,188
Property and equipment - Net	14,263,226	14,459,632
Investment in shares	162,546	162,505
Goodwill and other assets - Net	626,842	598,284
Total	$ 22,390,470	$ 23,271,609
Liabilities and stockholders' equity		
Current liabilities:		
Notes payable to financial institutions	$ 2,083,000	$ 2,149,579
Current portion of long-term debt	7,454	21,854
Trade accounts and notes payable	5,221,859	5,572,245
Due to related parties	33,040	117,027
Accrued expenses and taxes	929,815	1,162,957
Total current liabilities	8,275,168	9,023,662
Long-term debt and employee retirement obligations	599,446	630,937
Deferred income tax	1,145,650	1,132,033
Total liabilities	10,020,264	10,786,632
Stockholders' equity:		
Common stock	2,290,579	2,290,579
Additional paid-in capital	6,418,922	6,418,922
Retained earnings	14,623,193	14,308,588
Insufficiency in restated stockholders' equity	(9,884,831)	(9,459,535)
Cumulative effect of deferred income tax	(1,118,945)	(1,118,945)
Majority stockholders' equity	12,328,918	12,439,609
Minority stockholders' equity	41,288	45,368
Total stockholders' equity	12,370,206	12,484,977
Total	$ 22,390,470	$ 23,271,609

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2003 and 2002. (In thousands of Mexican pesos of purchasing power of December 31, 2003, except earnings per share amounts)

	2003	2002
Revenues:		
Net sales	$ 30,644,154	$ 31,743,814
Other	472,489	390,154
Total revenues	31,116,643	32,133,968
Costs and expenses:		
Cost of sales	24,548,606	25,557,051
Operating expenses	5,776,437	5,876,903
Total costs and expenses	30,325,043	31,433,954
Income from operations	791,600	700,014
Net comprehensive financing cost	175,433	61,771
Other expense	46,333	58,179
Income before income tax and employee statutory profit-sharing	569,834	580,064
Income tax expense	245,146	215,197
Employee statutory profit-sharing	10,760	4,097
Consolidated net income	$ 313,928	$ 360,770
Net income of majority stockholders	$ 314,605	$ 355,340
Net (loss) income of minority stockholders	(677)	5,430
Consolidated net income	$ 313,928	$ 360,770
Basic earnings per ordinary share	$ 0.32	$ 0.37

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	Common stock	Additional paid in capital	Retained earnings	Insufficiency in restated stockholders' equity	Cumulative effect of deferred income tax	Minority stockholders' equity	Total stockholders' equity
Balance as of January 1, 2002	$ 2,290,606	$ 6,416,795	$ 13,949,668	$ (8,983,442)	$ (1,118,945)	$ 39,938	$ 12,594,620
Repurchases and sales of shares - Net	(27)	2,127	3,580				5,680
Comprehensive loss			355,340	(476,093)		5,430	(115,323)
Balance as of December 31, 2002	2,290,579	6,418,922	14,308,588	(9,459,535)	(1,118,945)	45,368	12,484,977
Comprehensive loss			314,605	(425,296)		(4,080)	(114,771)
Balance as of December 31, 2003	$ 2,290,579	$ 6,418,922	$ 14,623,193	$ (9,884,831)	$ (1,118,945)	$ 41,288	$ 12,370,206

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2003 and 2002. (In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003	2002
Operating activities:		
Consolidated net income	$ 313,928	$ 360,770
Items that did not require (generate) resources:		
Depreciation and amortization	714,330	659,442
Deferred income tax	(15,560)	(43,475)
	1,012,698	976,737
Changes in current assets and liabilities:		
Trade accounts receivable	(9,133)	(707,233)
Inventories	673,809	(1,403,061)
Prepaid expenses	(68,043)	(51,166)
Trade accounts and notes payable	(350,386)	(142,713)
Due to related parties	(83,987)	47,474
Accrued expenses and taxes	(233,142)	(221,265)
Employee retirement obligations	1,658	57,045
Net resources generated by (used in) operating activities	943,474	(1,444,182)
Financing activities:		
Notes payable to financial institutions	(66,579)	2,149,580
Long-term debt - payments	(47,549)	(55,162)
Repurchases and sales of shares - Net		5,681
Net resources (used in) generated by financing activities	(114,128)	2,100,099
Investing activities:		
Acquisition of property and equipment - Net	(482,219)	(714,375)
Investment in shares	(41)	(162,505)
Other assets	(64,263)	5,989
Net resources used in investing activities	(546,523)	(870,891)
Cash and temporary investments:		
Increase (decrease)	282,823	(214,974)
Beginning of year	303,401	518,375
End of year	$ 586,224	$ 303,401

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003 and 2002. (In thousands of Mexican pesos of purchasing power of December 31, 2003, except per share data)

1. Nature of business

Grupo Gigante, S. A. de C.V. and subsidiaries (the "Company") are engaged in self-service stores that sell groceries, perishables, clothing, general merchandise, office supplies and electronic goods.

2. Basis of presentation

a. *Explanation for translation into English* - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b. *Consolidation of financial statements* - The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT de México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

Company or Group	**Equity**	**Activity**
Gigante, S. A. de C. V.	99.99%	217 self-service stores that sell groceries, perishables, clothing and general merchandise.
Office Depot de México, S. A. de C. V.	50%	79 office supply stores in Mexico, 2 in Costa Rica, 4 in Guatemala, 2 in El Salvador and 2 distribution centers.
PSMT de México, S. A. de C. V.	50%	2 club price stores in Guanajuato, Mexico and 1 in Querétaro Mexico.
Gigante Holding International, Inc.	100%	8 self-service stores focusing on the latin market in Los Angeles, California.
Cafeterías Toks, S. A. de C. V.	99.99%	A chain of 46 restaurants.
Tiendas Super Precio, S. A. de C.V.	99.98%	42 self-service stores that sell groceries.
Radio Shack de México, S.A. de C. V.	50.01%	87 stores that sell electronic goods.
Controtiendas, S. A. de C. V.	99.99%	37 real estate companies that own land where Company stores are located.
Bodega Gigante, S. A. de C. V.	99.99%	11 real estate companies that own land where Company stores are located.
Controladora del Norte, S. A. de C. V.	99.99%	5 real estate companies that own land where Company stores are located.

Company or Group	Equity	Activity
Gigante-Fleming, S. A. de C. V.	99.99%	A real estate company that owns land where two of the Company's stores are located, as well as the use and control of trade marks.
Servicios Gigante, S. A. de C.V.	99.98%	Provides administrative services to the Company.
Servicios Toks, S.A. de C. V.	99.98%	Provides administrative services to the Company.
Pagos en Línea, S. A. de C. V.	99.98%	Electronic cash transfers in Mexico.
Procesadora Gigante, S. A. de C. V.	99.98%	Sales, administration and operation of commercial business related to packing and pouring food.
Compañía Importadora Gigante, S. A. de C. V.	99.98%	Purchase-sale, manufacture, elaboration and commercialization of merchandise.
Servicios Gastronómicos Gigante, S.A. de C.V.	99.98%	Provides gastronomics services to the company.

c. Translation of financial statements of foreign subsidiaries - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2002 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

d. Comprehensive loss - Comprehensive loss presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with accounting principles generally accepted in Mexico (MEX GAAP), are presented directly in stockholders' equity without affecting the consolidated statements of income. For the years ended December 31, 2003 and 2002, the other comprehensive loss items consist of the insufficiency in restated stockholders' equity, the translation effects of foreign entities which is presented in the insufficiency in restated stockholders' equity, and the net income (loss) of minority stockholders.

e. Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

3. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. New accounting policies - Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

b. Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year.

c. Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. Inventories and cost of sales - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. Property and equipment - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

f. Investment in shares - Investment in shares are valued at acquisition cost and restated using the NCPI.

g. Goodwill - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

h. Employee retirement obligations - Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

i. Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

j. Income tax, tax on assets and employee statutory profit-sharing - Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized. The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

k. Foreign currency balances and transactions - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

l. Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets through December 31, 1996, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

m. Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

n. Earnings per share - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

4. Accounts receivable

	2003	2002
Trade accounts receivable	$ 884,052	$ 820,311
Recoverable taxes	681,891	653,549
Other	416,094	499,044
	$ 1,982,037	$ 1,972,904

5. Property and equipment - Net

	2003	2002
Buildings	$ 5,421,947	$ 5,488,945
Buildings on leased property	3,294,671	3,163,772
Store equipment	5,922,384	5,806,600
Furniture and equipment	665,217	537,826
Vehicles	217,979	201,226
	15,522,198	15,198,369
Accumulated depreciation and amortization	(6,274,213)	(5,643,067)
	9,247,985	9,555,302
Construction in progress	174,988	157,534
Land	4,840,253	4,746,796
Total property and equipment - Net	$ 14,263,226	$ 14,459,632

6. Investment in shares

The balance at December 31, 2003 and 2002 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc. (PriceSmart). The preferred shares can be converted to common shares of PriceSmart at an exercise price of US $37.50 per share, have a cumulative dividend of 8% a year, and may be redeemed at the option of PriceSmart five years after issuance.

7. Goodwill and other assets - Net

	2003	2002
Goodwill - Net	$ 438,654	$ 474,359
Trust for the acquisition of shares	41,042	42,939
Other non-current assets	147,146	80,986
	$ 626,842	$ 598,284

8. Notes payable to financial institutions

The Company has certain short-term, notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted at December 31, 2003 and 2002, were $2,083,000 and $2,149,579, respectively. The weighted average interest rates under these arrangements were at December 31, 2003 and 2002, were 8.73% and 9.07%, respectively.

9. *Long-term debt and employee retirement obligations*

	2003	2002
Unsecured notes payable to banks at the 28-day interbank interest rate (TIIE) multiplied by 1.045, providing that such amount is lower than TIIE plus 1.6 percentage points, or higher than TIIE plus 0.75 percentage points (interest rate December 31, 2003 and 2002, were 7.24% and 8.72%, respectively), payment is due on September 28, 2005.	$ 500,000	$ 519,850
Note payable with no maturity date, collateralized by real estate with a net book value of $120,886 at December 31, 2003; interest on outstanding balances is calculated at the 28-day TIIE plus 2.0% (interest rate December 31, 2003 and 2002 were 8.40% and 10.54%, respectively).	48,197	65,131
Note payable with no maturity date, collateralized by real estate with a net book value of $81,667 at December 31, 2002; interest on outstanding balances is calculated using the higher of the average cost of funds or average interbank rate minus 2 points (at December 31, 2003 and 2002, such rates were 3.07% and 3.13%, respectively).		10,765
Total long-term debt	548,197	595,746
Current portion of long-term debt	(7,454)	(21,854)
Employee retirement obligations	58,703	57,045
	$ 599,446	$ 630,937

One of the provisions of the Company's loan contract, establishes the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period. During 2003, the Company did not meet one of these requirements. The Company received a waiver from its lenders addressing the deficiency related to the long-term debt contract for the year ended December 31, 2003. The Company was in compliance with all other debt covenants as of December 31, 2003 and is currently renegotiating its total outstanding debt with financial institutions, upon the successful conclusion of such negotiations, which management believes will occur before the end of March 2004, the Company does not expect, it will be required to make an advanced payment on its long-term debt, as required under the default provisions of the loan management agreement.

10. Company benefits and seniority premium plans

Costs included in operating expenses:

		2003		2002
Fringe benefits	$	413,979	$	479,940
Seniority premiums		6,659		4,905
	$	420,638	$	484,845

11. Stockholders' equity

a. Stockholders' equity, at December 31, 2003, consists of the following:

	Number of Shares		Historical Value		Restatement Effect		Total
Fixed capital	176,734,102	$	18,922	$	480,904	$	499,826
Variable capital	800,713,403		85,729		1,705,024		1,790,753
	977,447,505		104,651		2,185,928		2,290,579
Additional paid-in capital			2,120,647		4,298,275		6,418,922
Retained earnings			3,395,798		11,227,395		14,623,193
Insufficiency in restated stockholders' equity					(9,884,831)		(9,884,831)
Cumulative effect of defe rred income tax			(895,072)		(223,873)		(1,118,945)
Minority stockholders' Equity			44,691		(3,403)		41,288
TOTAL	977,447,505	$	4,770,715	$	7,599,491	$	12,370,206

Common stock is comprised of common nominative shares. Fixed capital stock may not be withdrawn. Variable capital shares are freely subscribed. Variable capital may not be greater than ten times fixed capital.

b. At December 31, 2003 and 2002, the Company has 8,641,967 shares for both years repurchased in treasury. The market value of such shares was $6.00 and $6.10 per share at December 31, 2003 and 2002, respectively.

c. Retained earnings includes a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2003 and 2002, the legal reserve, in historical pesos, was $21,115 and $21,111, respectively.

d. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2003, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

e. The balances of the stockholders' equity tax accounts as of December 31 are as follows:

		2003		2002
Contributed capital account	$	7,239,489	$	7,239,489
Net consolidated tax income account		2,537,293		2,537,293
Reinvested net consolidated tax income account		253,980		253,980
Total	$	10,030,762	$	10,030,762

12. Foreign currency balances and transactions

a. At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

		2003		2002
Monetary assets		5,183		11,862
Monetary liabilities		(58,351)		(47,689)
Monetary liability position - Net		(53,168)		(35,827)
Equivalent in thousands of Mexican pesos	$	(597,077)	$	(371,884)

b. Approximately 5.8% and 6.9% of purchases of inventory were imported by the Company in 2003 and 2002, respectively.

c. Transactions denominated in thousands of U.S. dollars during the years ended December 31, 2003 and 2002 include import purchases of 147,380 and 159,160, respectively.

d. The exchange rates in effect at the dates of the balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,				February 27,	
		2003		2002		2004
One U.S. dollar	$	11.23	$	10.38	$	10.94

13. Balances and transactions with related parties

a. Transactions with related parties during the years ended December 31, 2003 and 2002, carried out in the ordinary course of business, were as follows:

	2003	2002
Purchases from PriceSmart, Inc.	$ 6,140	$
Purchases from Radio Shack International, Inc.	33,489	147,371
	$ 39,629	$ 147,371

b. Balances payable with related parties at December 31, are as follows:

	2003	2002
PriceSmart, Inc.	$ 6,841	$
Radio Shack International, Inc.	26,199	117,027
	$ 33,040	$ 117,027

14. Net comprehensive financing cost

	2003	2002
Interest expense	$ 373,378	$ 342,938
Interest income	(10,370)	(6,461)
Foreign exchange losses- Net	18,012	16,716
Monetary position gain	(281,671)	(348,486)
Other financing expenses	76,084	57,064
	$ 175,433	$ 61,771

15. Income taxes, tax on assets and employee statutory profit-sharing

In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 35% in 2002 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V., incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2003, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding Company are also consolidated at 60%. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.

a. Income tax and employee statutory profit-sharing consist of the following:

	2003	2002
Income tax expense:		
Current	$ 39,034	$ 57,486
Deferred	120,622	128,525
Effect of change in statutory rate on deferred ISR		(70,050)
Variation on the valuation of allowance for recoverable tax on assets and benefit of tax loss carryforwards	85,490	99,236
	$ 245,146	$ 215,197
Employee profit-sharing:		
Current	$ 10,760	$ 4,097

The deferred ISR effect from the reduction in the 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

b. The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR is as follows:

	2003	2002
Statutory rate	34%	35%
Add:		
Effect of permanent differences, mainly nondeductible expenses	2	5
Variation on the valuation of allowance for recoverable tax on assets paid and benefits on tax loss carryforwards	15	17
Less:		
Effects of inflation	(8)	(8)
Effect of change in statutory rate on deferred ISR		(12)
Effective rate	43%	37%

c. At December 31, 2003 and 2002 the main items comprising the balance of deferred income tax are as follows:

		2003		2002
Deferred income tax assets (liabilities):				
Property and equipment	$	(1,291,171)	$	(1,264,406)
Inventories		(1,417,400)		(1,520,394)
Tax inventory from 1986		299,229		315,031
Other		(1,587)		41,154
Deferred ISR from temporary differences		(2,410,929)		(2,428,615)
Effect of tax loss carryforwards		597,150		631,811
Recoverable tax on assets		914,288		882,534
		(899,491)		(914,270)
Allowance for recoverable tax on assets and of tax loss carryforwards		(246,159)		(217,763)
Long-term liability- Net	$	(1,145,650)	$	(1,132,033)

d. Due to a deterioration in the circumstances used to assess the recovery of tax on assets paid and recovery of the benefit of tax loss carryforwards, the valuation allowance for recoverable tax on assets and of the valuation allowance for recoverable benefit of tax loss carryforwards was increased by $85,490 and charged to results of operations of the year ended December 31, 2003.

At December 31, 2003 and 2002, the Company has taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liabilities of approximately $54,000 and $49,385, respectively, were not recorded because the Company believes that they will not reverse due to the continued nature of its transactions. In addition, there are unquantified permanent differences, mainly from the restatement of fixed assets, which are expected to have an effect on PTU generated in the future.

e. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of Expiration		Tax Loss Carryforwards		Recoverable Tax on Assets
2004	$	63,944	$	89,367
2005		89,443		79,944
2006		38,789		85,180
2007		80,611		128,027
2008		225,749		108,403
2009		94,161		62,803
2010		208,811		83,236
2011		255,572		72,183
2012		625,011		97,903
2013		184,003		107,242
	$	1,866,094	$	914,288

16. Commitments

The Company has entered into land leases for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

In 2003 and 2002, rental expense was approximately $482,515 and $546,999 respectively.

17. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the vendors. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $176,736, in addition to an amount of $27,543 previously deposited; for a total amount of $ 204,279. Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling.

18. New accounting principles

In March 2003, the IMCP issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company's consolidated financial position or results of operations.

GRUPO GIGANTE

Board of Directors

Propietary Members

Ángel Losada G.
Life Honorary Chairman

Ángel Losada M.
Chairman

Jaime Alverde L.
Braulio Antonio Arsuaga L.
Gonzalo Barrutieta L.
Armando Garza S.
Javier Fernández C.
Gilberto Pérezalonso C.
Luis Rebollar C.
Roberto Salvo H.
Luis Santana C.

Javier Martínez del Campo L.
Secretary

Ernesto Valenzuela E.
Examiner

Roberto Salvo H.
Chief Executive Officer

Alternate Members

Jaime Alverde G.

María Eugenia Sidaoui D.

Ángel Alverde L.
Braulio Arsuaga T.
María Teresa Losada M.
Luis Fernández G.
Justo de Diego Sáenz de M.
Javier Molinar H.
Juan Carlos Mateos D.
Cheker Karam S.
Arturo Treviño C.

Sergio Montero Q.
Alternate Secretary

Francisco Pérez C.
Alternate Examiner

Audit Committee

Luis Santana C.
Chairman

Ángel Losada M.
Luis Rebollar C.

GRUPO
GG
GIGANTE

COTIZA EN
BOLSA MEXICANA DE VALORES

GIGANTE*

Grupo Gigante S.A. de C.V.
Ejército Nacional No. 769 - A
Delegación Miguel Hidalgo
11520, México D.F., México
Phone: (52) 55 5269 8186
Fax: (52) 55 5269 8308
www.gigante.com.mx

Investor Relations
Manuel Cullen P.
Phone: (52) 55 5269 8075
macullen@gigante.com.mx